N E W S   R E L E A S E

TALISMAN ENERGY PLANS MAJOR NEW GAS DEVELOPMENT

CALGARY, Alberta – September 5, 2006 – Talisman Energy Inc. has announced a major new natural gas play. Over the past year, the Company has acquired a significant land position in the Western Canadian Basin along the “Outer Foothills” trend of the Rocky Mountains. The acreage lies in a relatively undeveloped part of the basin, east of and running parallel to Talisman’s existing Foothills play in both Alberta and British Columbia.

Talisman acquired the land through both Crown land sales and third party deals, spending approximately $230 million to acquire over 260,000 acres (410 sections) of land along trend, most of which is 100% Talisman working interest.

“This is an exciting development as Talisman continues to find new sources of relatively low cost conventional natural gas in North America,” said Dr. Jim Buckee, President and Chief Executive Officer. “We are hoping this will be a significant growth area for us, building on our expertise in structural play systems and developing infrastructure in growth areas. Examples of Talisman’s success in developing new core gas plays include the Monkman deep play, expansion into the northern Alberta Foothills and development of the Trenton Black River play in Appalachia.”

This extensive land position provides Talisman with numerous multi-zone opportunities, in several distinct regions. The Company has identified over 100 drilling locations to date and estimates prospective natural gas resources of between 1-2 tcf on the acquired acreage. Production from this area could total 200 mmcf/d net to Talisman by the end of the decade and the Company will continue to look for additional opportunities on trend.

Talisman expects to spend approximately $250 million in the Outer Foothills area in 2007, drilling 30 or more wells. The Company has secured the rigs required to carry out these activities. Four wells have been drilled to date in 2006, three are currently being tested, the fourth will be tested this winter. The first well, Chinook 16-14-65-13W6M, has tested approximately 6 mmcf/d of raw gas during preliminary testing (up casing) from three intervals within the Nikanassin Formation.  The well is expected to be tied in by end of September, following testing of an additional two intervals. Three wells are drilling and an additional six wells are planned for the remainder of 2006.

Average recovery per well is expected to be in the 6-10 bcf range, although some wells along trend have produced over 25 bcf. Reservoir deliverability is enhanced by fracturing associated with the thrust and fold structures. Initial deliverability is expected to be in the range of 6-10 mmcf/d of sales gas per successful well.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate

Christopher J. LeGallais

& Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196  Fax:  403-237-1210

Phone:

403-237-1957  Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

 tlm@talisman-energy.com

25-06

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: estimates of potential resources and production net to Talisman; general estimates of reserves per well in the area; business plans for drilling, exploration and development; the estimated amounts and timing of capital expenditures; the estimated timing of new development, including new production; expected economics of a the Outer Foothills program; business strategy and plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release. Statements which discuss business plans for drilling, exploration and development contained in this press release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing and changes in capital markets;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information

Throughout this press release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts. In this press release, Talisman refers to prospective resources, as defined by the Society of Petroleum Engineers/World Petroleum Congress, which are inherently more uncertain than proved reserves and which U.S. oil and gas companies are prohibited from including in reports filed with the SEC.